SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                           (AMENDMENT NO. 1)

                 Under the Securities Exchange Act of 1934


                      NovaCare Employee Services, Inc.
  -------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
  -------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 66986 Q10
  -------------------------------------------------------------------------
                               (CUSIP Number)


                              Gregory M. Case
                            Plato Holdings, Inc.
                      455 South Gulph Road, Suite 410
                         King of Prussia, PA  19406
                              (610) 265-0286
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:

                           Louis A. Goodman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                             Boston, MA  02108
                               (617) 573-4800


                              October 18, 1999
  -------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                                   SCHEDULE 13D

       CUSIP No. 66986 Q10
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Plato Holdings, Inc.
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                AF
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF
             SHARES                      All of the outstanding shares
          BENEFICIALLY             ____________________________________
            OWNED BY                 (8)  SHARED VOTING POWER
              EACH                                -0-
            REPORTING              _____________________________________
             PERSON                  (9)  SOLE DISPOSITIVE POWER
              WITH
                                         All of the outstanding shares
                                    ____________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                     -0-
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            (See Item 5)
           All of the outstanding shares
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                  ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             100%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                  CO; HC
      _________________________________________________________________




                                   SCHEDULE 13D

       CUSIP No. 66986 Q10
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  New Plato Acquisition, Inc.
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
             AF
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Plato Acquisition, Inc. no longer exists, but was merged into Novacare Employee Services Inc.
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                               -0-
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                                -0-
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                                 -0-
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                    -0-
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                  ( )

       _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                  Formerly a CO
      _________________________________________________________________




 Item 4.  Purpose of the Transaction.


             ITEM 2.   IDENTITY AND BACKGROUND.

      The second paragraph of Item 2 (a) -(c) and (f) of the Schedule 13D is hereby amended by the following:

             Plato Holdings, Inc. ("Plato Holdings"), a newly organized Delaware corporation, as beneficial owner of all the outstanding capital stock of Novacare Employee Services, Inc.

      The third paragraph of Item 2 (a) - (c) and (f) of the Schedule 13D is hereby amended by the following:

      New Plato Acquisition, Inc. ("New Plato"), a wholly owned subsidiaey of Plato Holdings, was formed for the purpose of acquiring shares of Novacare Employee Services, Inc. pursuant to a tender offer. Upon the expiration of the offer period and the purchase of over 90% of the shares of Novacare Employee Services, Inc., New Plato was merged on October 19, 1999 into Novacare Employee Services, Inc. Novacare Employee Services, Inc. is the surviving entity and is now wholly owned by Plato Holdings.

             ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

 Item 5 (a) and (b) of the Schedule 13D is hereby amended by the following:

             (a) and (b) As of the date hereof, Plato Holdings beneficially owns and has sole voting and dispositive power as to all of the shares of Common Stock or 100%. New Plato acquired 96.5% of the shares of Novacare Employee Services, Inc. and was then merged into Novacare Employee Services, Inc. Novacare Employee Services, Inc. is the surviving entity. As a result of the merger, Plato Holdings, which was the sole shareholder of New Plato, it now has sole voting and dispositive power over all the outstanding shares of Novacare Employee Services, Inc.

             (c) New Plato acquired 29,215,568 shares of Common Stock on October 18, 1999 pursuant to the Offer.



                                 SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.


                                   PLATO HOLDINGS, LLC


 Date:  October  21, 1999          By:  /s/ Eric B. Lass
                                      -------------------------------------
                                   Name:  Eric B. Lass
                                   Title: Vice President


                                   PLATO HOLDINGS, INC.


 Date:  October  21, 1999          By:  /s/ Eric B. Lass
                                      -------------------------------------
                                   Name:  Eric B. Lass
                                   Title: Vice President


                                   NEW PLATO ACQUISITION, INC.


 Date:  October  21, 1999          By:  /s/ Eric B. Lass
                                      -------------------------------------
                                   Name:  Eric B. Lass
                                   Title: Vice President


                                   FIDELITY VENTURES LIMITED

                                   By:  Fidelity Capital Associates, Inc.,
                                        its General Partner


 Date:  October  21, 1999          By:  /s/ George Hertz
                                      -------------------------------------
                                   Name:  George Hertz
                                   Title: Vice President


                                   FIDELITY INVESTORS II LIMITED PARTNERSHIP

                                   By:  Fidelity Investors Management, LLC,
                                        its General Partner


 Date:  October  21, 1999          By:  /s/ John Remondi
                                      -------------------------------------
                                   Name:  John Remondi
                                   Title: President


                                   THE P/A FUND III, L.P.

                                   By:  APA Pennsylvania Partners III, L.P.
                                        its General Partner

                                   By:  Patricof & Co. Managers, Inc.
                                        its General Partner


 Date:  October  21, 1999          By:  /s/ Gregory M. Case
                                      -------------------------------------
                                   Name:  Gregory M. Case
                                   Title: Vice President


                                   APA EXCELSIOR V, L.P.

                                   By:  APA Excelsior V Partners, L.P.
                                        its General Partner

                                   By:  Patricof & Co. Managers, Inc.
                                        its General Partner


 Date:  October  21, 1999          By:  /s/ Gregory M. Case
                                      -------------------------------------
                                   Name:  Gregory M. Case
                                   Title: Vice President


                                   THE PATRICOF PRIVATE INVESTMENT CLUB II,
                                      L.P.

                                   By:  APA Excelsior V Partners, L.P.,
                                        its General Partner

                                   By:  Patricof & Co. Managers, Inc.
                                        its General Partner


 Date:  October  21, 1999          By:  /s/ Gregory M. Case
                                      -------------------------------------
                                   Name:  Gregory M. Case
                                   Title: Vice President


                                   AFLAC INCORPORATED


 Date:  October  21, 1999          By:  /s/ Kriss Cloniger
                                      -------------------------------------
                                   Name:  Kriss Cloninger III
                                   Title: Executive Vice President,
                                          Treasurer and Chief Financial
                                          Officer